LION ELECTRIC ANNOUNCES RESULTS OF ANNUAL SHAREHOLDERS MEETING

MONTREAL, QUEBEC - May 15, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today held its annual meeting of shareholders (the “Meeting”) as a virtual meeting. A total of 124,783,928 common shares (representing approximately 55.16% of all issued and outstanding common shares of the Company) were represented online or by proxy at the Meeting. Lion hereby announces that shareholders of the Company (the “Shareholders”) voted in favour of all items of business put forth at the Meeting by the Company. The complete voting results for each item of business at the Meeting are presented below.

ELECTION OF DIRECTORS

The Board of Directors of the Company had fixed at ten the number of directors (the “Directors”) to be elected at the Meeting. Each of the ten nominees listed in the Company’s Management Information Circular dated April 4, 2024, was elected as a Director of Lion until the close of the next annual meeting of Shareholders of the Company or until their successors are appointed. All of the nominees were members of the Board of Directors prior to the Meeting.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Latasha Akoma	114,016,563	98.22%	2,065,169	1.78%
Sheila C. Bair	113,007,227	97.35%	3,074,505	2.65%
Marc Bedard	114,190,280	98.37%	1,891,452	1.63%
Pierre Larochelle	114,172,085	98.35%	1,909,647	1.65%
Dane L. Parker	113,277,138	97.58%	2,804,594	2.42%
Ann L. Payne	113,319,897	97.62%	2,761,835	2.38%
Pierre-Olivier Perras	110,993,760	95.62%	5,087,972	4.38%
Michel Ringuet	115,383,513	99.40%	698,219	0.60%
Lorenzo Roccia	112,690,903	97.08%	3,390,829	2.92%
Pierre Wilkie	114,121,005	98.31%	1,960,727	1.69%

APPOINTMENT OF INDEPENDENT AUDITORS

Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, were appointed as independent auditors of Lion until the close of the next annual meeting of Shareholders, and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
123,506,473	98.98%	1,277,455	1.02%

RENEWAL OF THE COMPANY’S OMNIBUS PLAN

The renewal of the Company’s Omnibus Plan, including all unallocated options, rights or other entitlements thereunder, has been approved.

Votes For	% Votes For	Votes Against	% Votes Against
109,800,222	94.59%	6,281,538	5.41%

The foregoing voting results will be published on the Company’s website at www.thelionelectric.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The Company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CONTACTS:

Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171